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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934



                         METRO INFORMATION SERVICES, INC.(1)
                                   (Name of Issuer)


                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)


                                      59162P104
                                    (CUSIP Number)


----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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         1    NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   John H. Fain; SSN - ###-##-####
________________________________________________________________________________

         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                   NOT APPLICABLE
                                                            (b) ( )
________________________________________________________________________________


         3    SEC USE ONLY

________________________________________________________________________________

         4    CITIZENSHIP OR PLACE OF ORGANIZATION

                   UNITED STATES
________________________________________________________________________________

                             5     SOLE VOTING POWER

                                       6,736,251
  NUMBER OF             ________________________________________________________
   SHARES
 BENEFICIALLY                6     SHARED VOTING POWER
  OWNED BY
    EACH                              NONE
  REPORTING             ________________________________________________________
   PERSON
    WITH                     7     SOLE DISPOSITIVE POWER

                                       NONE
                        ________________________________________________________

                             8     SHARED DISPOSITIVE POWER

                                       NONE
________________________________________________________________________________

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,736,251
________________________________________________________________________________

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                  See footnote 2 to Item 4   (x)

________________________________________________________________________________

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 45.45%.  See footnote 3 to Item 4.



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________________________________________________________________________________

  12      TYPE OF REPORTING PERSON

            IN

________________________________________________________________________________

Item 1.

         (a)      Name of Issuer: METRO INFORMATION SERVICES, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                        200 GOLDEN OAK COURT
                        SUITE 300
                        VIRGINIA BEACH, VA 23452

Item 2.

         (a)      Name of Person Filing:  JOHN H. FAIN

         (b)      Address of Principal Business Office:

                        200 GOLDEN OAK COURT
                        SUITE 300
                        VIRGINIA BEACH, VA 23452


         (c)      Citizenship: UNITED STATES

         (d)      Title of Class of Securities: COMMON STOCK, PAR VALUE $0.01
                                                PER SHARE

         (e)      CUSIP Number: 59162P104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)  Broker or Dealer registered under Section 15 of the Act

         (b)  Bank as defined in section 3(a)(6) of the Act

         (c)  Insurance Company as defined in section 3(a)(19) of the Act

         (d) Investment Company registered under section 8 of the Investment Company Act

         (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240-13d-1(b)(1)(ii)(F)


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         (g)  Parent Holding Company, in accordance with
              Section 240.13d-1(b)(ii)(G)
              (Note: See Item 7)

         (h)  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                  NOT APPLICABLE.

Item 4.  Ownership

         (a)      Amount Beneficially Owned: 6,736,251 SHARES (2)

         (b)      Percent of Class: 45.45% (3)
         (c)      Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 6,736,251.

                   (ii)  Shared power to vote or to direct the vote: NONE.

                   (iii) Sole power to dispose or to direct the disposition
                         of: NONE.

                   (iv) Shared power to dispose or to direct the disposition of: NONE.

Item 5.  Ownership of Five Percent or Less of a Class:

                  NOT APPLICABLE.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  NOT APPLICABLE.


----------------------
(2) As of December 31, 1997. Excludes: (i) 1,206,510 shares owned by a trust established by Mr. Fain of which his wife, Joyce L. Fain, and his sister, Cynthia L. Akins, are the co-trustees and of which Mr. Fain disclaims beneficial ownership; (ii) 227,974 shares held by a trust of which Mr. Fain's son is the beneficiary and Mr. Fain is the trustee and of which Mr. Fain disclaims beneficial ownership; and (iii) 206,930 shares held by Ms. Akins as custodian for the benefit of Mr. Fain's daughter under the Virginia Uniform Transfers to Minors Act of which Mr. Fain disclaims beneficial ownership. This filing shall not be deemed an admission that Mr. Fain is the beneficial owner of the securities described in (i), (ii) or (iii) above for purposes of Section 13 or
Section 16 of the Securities and Exchange Act of 1934 or otherwise.

(3) Based on 14,819,984 shares of Common Stock outstanding as of December 31, 1997.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  NOT APPLICABLE.



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Item 8.  Identification and Classification of Members of the Group:

                  NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group:

                  NOT APPLICABLE.

Item 10. Certification:

                  NOT APPLICABLE.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998


                                       /s/ John H. Fain
                                       -------------------------
                                       John H. Fain